UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-38346

SPROTT PHYSICAL GOLD AND SILVER TRUST

(Translation of registrant’s name into English)

Suite 2600, South Tower,

Royal Bank Plaza,

200 Bay Street,

Toronto, Ontario,

Canada M5J 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is the Royal Canadian Mint’s Revised Fee Structure Notice for the Sprott Physical Gold and Silver Trust dated March 25, 2024.

Attached hereto as Exhibit 99.2 is the Change of Bullion Redemption Notice for the Sprott Physical Gold and Silver Trust dated March 25, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD AND SILVER TRUST

(Registrant)

By Sprott Asset Management GP Inc.,

as general partner of

the manager of the Registrant

	By:	/s/ John Ciampaglia
John Ciampaglia
Director

Dated: March 25, 2024